XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018
(347) 727-2474

December 1, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Matthew Crispino Staff Attorney

Re:	XCel Brands, Inc. Form 8-K for the Report Date of September 29, 2011 Filed October 5, 2011 File No. 001-10593

Dear Mr. Crispino:

We refer to the letter of the Securities and Exchange Commission (the “Commission”), dated November 3, 2011, addressed to Robert W. D’Loren, the Chief Executive Officer of XCel Brands, Inc. (the “Company”).  As was discussed earlier today with Edwin Kim of the Commission’s Staff, the Company is not yet in a position to respond to the Commission’s comments.  The Company needs additional time for it and its auditors to complete the preparation of expanded carve-out audited financial statements of the “Isaac Mizrahi Business” (as such term is defined in the Current Report on Form 8-K for the report date of September 29, 2011) and for its auditors to complete their audit procedures with respect to such financial statements.  The Company anticipates that its response will be filed on or before December 15, 2011.

Please do not hesitate to contact me at (347) 532-5894 with any questions or further comments.

Very truly yours,

XCEL BRANDS, INC.

/s/ Seth Burroughs
By:	Seth Burroughs
Title:	Executive Vice President